Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: October 10th, 2025

On October 10th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on Spotify, Apple Podcast, YouTube, Substack:

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Max Vol Episode #7

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Anthony Pompliano recently sat down with Jeff Park, Chief Investment Officer at ProCap BTC. In this conversation, Anthony and Jeff discuss the debasement trade, Gold vs Bitcoin, Prediction Markets, and more!

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The SECRET Bitcoin Trade Everyone Is Doing

Anthony Pompliano
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Jeff Park is a Partner and Chief Investing Officer of ProCap BTC. In this conversation we talk the debasement trade, bitcoin vs gold, why everyone seems to be getting rich while the government is going broke, Ken Griffin & Paul Tudor Jones being so excited about the market, and what the $2 billion Polymarket deal means for the future.
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The New Bitcoin Trade Everyone Is Doing | Jeff Park

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Jeff Park is a Partner and Chief Investing Officer of ProCap BTC. In this conversation we talk the debasement trade, bitcoin vs gold, why everyone seems to be getting rich while the government is going broke, Ken Griffin & Paul Tudor Jones being so excited about the market, and what the $2 billion Polymarket deal means for the future.

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TRANSCRIPT: Pomp Podcast & Max VOL - 10/10

Platform: YouTube, Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Jeff Park

Anthony Pompliano: Gold may actually be like 8 to $10,000 an ounce if Bitcoin didn’t exist. What do you think?

Jeff Park: All roads lead to Bitcoin, right? In my opinion. That’s why people also have said, you know, within the crypto vc industry like all coins have been, you know, on the margin great because at some level those who find success in all coins eventually allocate some portion back to Bitcoin regardless. Wealth creation leads to Bitcoin as part of the denominator. And so in some sense, gold is also an altcoin in my opinion because

Anthony Pompliano: what’s going on guys? Today we got a great episode with Jeff Park. Jeff is the CIO at Procap BTC. And in this conversation we talk about the debasement trade, why governments are going broke but everyone else seems to be getting rich. What’s going on with Paul Tudtor Jones, Ken Griffin and many others being so excited about the market. And then we talk about the poly market and the ICE deal where $2 billion is being invested into poly market and what that means for prediction markets news and entertainment in America. Here’s my latest conversation with Jeff Park.

All right, Jeff, big week for us to talk through. Uh, you had a great tweet though before we get to the current events that is important to talk about. You said, “Has there ever been a time in history where the government went broke and everyone else got rich, which I think is just like a very good visual as to what seems to be happening right now with the US government and all these investors. Has there ever been another time like that? Like how do you think about this current situation we’re in?

Jeff Park: Isn’t that funny? I feel like the first time we had a US government shutdown, I remember vividly people were freaking out about US credit downgrades and the market would have huge sell-offs and then of course it quickly bounced back. But there was dislocation. There was heightened volatility and there was a lot of drama. Now it’s actually kind of amazing how much of it has become part of our social fabric and accepting that government shutdowns is a way of life. Volatility has not gotten higher. Equities are still rallying and the world is moving on. And I thought how amazing that would be in the context of the big picture here actually being that only the US government shut down. But really, you know, which government didn’t shut down in the world? China, right? Like China is a government that has actually never shut down. Uh and it works every single day. Uh and I thought maybe there’s something there as a story that we need to understand as Americans. The other thing that kind of took off this week, I don’t know if you were following it on Twitter, um was they had this great release of a new bridge they built, the Hanjang Bridge across these two very uh rugged mountain peaks. And uh it was a sight to behold. It was like this incredible bridge that’s like 2,000 ft above the ground and connects like basically two mountains. And apparently it cuts the traffic of what used to be a 2-hour drive into 2 minutes. And just to put 2,000 ft in context, that’s taller than the World Trade Center. So imagine a bridge that’s the height of like World Trade Center just going through mountains and the industrial capacity of a country that can put that into might. Um and then the US government of course shut down and like you know the other thing you said happened was the MTA just raised fairs to now another 10 cent so it’s $3 to for the ever fiscal problem that the MTA will never solve. And so you see this like contrasting story and and I think that’s actually what’s at the core of it. The US government shutdown is not the story anymore that kind of drives global markets because nobody cares.

Anthony Pompliano: Nobody cares.

Jeff Park: Nobody cares. It it actually shows you I think the center of gravity has changed from that being driven by market first principles of what the US stock market would do by investor flows to actually one that is driven by global fiscal dominance across every sovereign actors in which the things that people are worried about and caring about is the things happening on the political arena. So the other big news that were happening throughout the week is you know Japan now has a new prime minister Sun Taachi who’s basically going to print money forever and you also had the French bond blowout because their PM resigned and all of these things actually are correlated to the continual path of just fiscal dominance of there just being more continued printing of money and so I think US government shut aside like that that just becomes irrelevant as a story when other things that are happening in the rest of of the world is driving that you know unstoppable agenda.

Anthony Pompliano: What’s funny to me is um as all this is happening obviously institutions like these people are very smart. They’re paying attention all around the world. They’ve got a lot of data and analytics and they obviously have access to this information of the stories and all of a sudden they now have a new uh new thing to cling on to which is the debasement trade. The debasement trade is going to be the thing that protects them. Um which is the same thing that gold bugs have been yelling about for you know 50 years. Uh Bitcoiners for about 17 years. Um, and it just feels like now the institutions are kind of like, oh, the light bulb went off. Like, no one’s ever going to stop printing money. Why do you think now is actually hitting? Is it because we’re 5 years after, you know, 2020 and people start to feel it? Uh, is there some data point that they’re looking at? Like, why is the quotequote debasement trade now the thing that they’re all like, “All right, fine. You guys are right.”

Jeff Park: I think it’s happening because the slow buildup to that moment of reckoning has been seated into our minds over now for a long period of time really postcoid and postRRussia Ukraine war and everything else that’s been happening to show you that the kind of unipolarity of the geopolitical order is a bit at risk. Um so so I don’t think people just woke up one day and decided like oh debasement is the thing that we want to focus on. It’s it’s been like a steady crescendo of a buildup and now what we’re seeing is just more kind of I think authentic embrace by the people and recognizing that it’s actually happening and in a maybe more optimistic lens what can we do about it and actually try to be on the right side of history to see that as an opportunity rather than fighting this thing as if there’s a solution. I I think there used to be a time when people really wanted to talk about like how do we cut down social security? How do we cut down these things and bring fiscal health and and I think you ask an average person on the street whether this is on people’s mind anymore. I don’t think it is. People I think have accepted that this is like actually what’s happening and now it’s up to you individually to figure out how to best navigate that for your own personal self-preservation. And I think that ethos is kind of what changed. Um, the other thing with uh that in particular is like it really comes down to the US credit ratings continually being downgraded and and now just having also been kind of not been taken as seriously as it once might have been like that. I think that stick is no longer that powerful. So last week Moody’s again threatened that they’re going to have another notch of a downgrade and no one really cares, right? It’s actually the French bonds downgrade and no one really cares. like it it actually is just kind of I don’t know like financial games in a world where the entire narrative has moved towards like industrial production. So so I go back to China kind of where like the thing about China whether you like them or not but that they’ve been very truthful about is that they’re leading by industrial might. It’s like real commodities, real production like putting real things into actual kind of people’s hands to build. Um, and so this funny money game is actually becoming less relevant as people are now opening their eyes towards the importance of these true productive capacities, which is why I think on the other side of the debasement trade is the AI trade and all the massive capital that is flowing into what people are hoping will be actually productive utilities. Um, but but that great picture uh is the trend that’s I think somewhat unstoppable. I joked about a month ago um and put out a little bit of satire which was that we need to think about risk-free rate having a totally different definition now and we now have to go around and tell everybody and call it the riskful rate to start really normalizing that idea. Like the risk-free rate of the dollar hegemony is obviously kind of the thing that’s at risk. And if you embrace that to now be considered risk full rate, well, there’s a lot of other things I’d rather bet and take risk than trading US bonds. And I think that’s what we’re seeing. People are taking more risk on the risk curve because if the bonds are unstable anyway, and that premium is not worth it, then there’s tons of other things you’d rather be doing.

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Anthony Pompliano: So, we now are seeing a lot of very well respected investors uh come out and talk about this. We saw Ken Griffin come out and say that individuals are dedollarizing their portfolios and they’re inflating asset prices. Uh Paul Tudtor Jones was very bullish on CNBC this week um talking about things like Bitcoin and gold and saying he wants to have a position there. Uh we saw Morgan Stanley now say that a 2 to 4% allocation uh is something that they uh want to support their 16,000 financial advisers and doing um because they’re getting a lot of in uh inbound inquiries. Uh Vanguard now is kind of capitulating and waving the white flag. I mean just go through and you’re just like, “Okay, hold on a second here. this now feels like there is no longer a debate about this that people realize the dollar and bonds are going to have a lot of trouble moving forward and therefore Bitcoin and gold are definitely benefiting. I also think stocks have become somewhat of a inflation uh inflation type hedge or a debasement type hedge. Um but Bitcoin and gold seem to be the ones that people are really latching on to as part of this quote quote debasement trade.

Jeff Park: Absolutely. Absolutely. I think going back to your Morgan Stanley news flow, the part that was really kind of amazing there is one, I think we’ve been so excited and wanting to see private wealth management and financial advisers come to embrace Bitcoin as an allocation in uh what what is pushing out the efficient frontier of modern portfolio theory. So that’s great news. On one hand though, the thing that I thought was a little funny and and I snickered a bit was that the way they allocated the recommendation was 4% for a bucket that was called opportunistic growth. Opportunistic growth. I thought that was funny. Why? Number one, opportunistic implies as if this is like a temporal event driven dislocation that maybe you’ll yeah shift now, but then later you’ll trace back and buy something else. And it’s like an opportunistic thing like right now. Uh, which I thought was kind of funny because anyone who’s been around long enough knows this is actually the opposite of opportunistic. It’s as evergreen as it comes. It’s the store of value. It’s permanent. Like you should have that always. There’s nothing opportunistic about wanting the best store of value. And then growth I thought was also pretty hilarious because growth again like financial advisors think about it in terms of like equities versus bonds like growth in equities because earnings are growing and we’re actually inflating the economy with uh productivity gains and the rise of young people having more children. Growth is in a capitalism definition is um is is pretty market driven right but Bitcoin in growth I mean that’s not really growth. I would call that kind of value, right? It’s it’s it’s it’s the idea of like buying something that you think is valuable to store wealth. Yet again, that isn’t really driven by growth. So, I just thought it was funny that Morgan Stanley made the move, but they called it opportunistic growth when in hindsight, I think it should have been called like evergreen value.

Anthony Pompliano: Evergreen value, right?

Jeff Park: You can just imagine. I think maybe they’ll do that next year. You know, we got to start somewhere, right? I don’t know if they’re going to do that ever, but uh we can only we can only hope, right?

Anthony Pompliano: Um but but I do think that um to me I took away the fact that they explicitly called out that the financial advisors were coming to them saying my clients want this right and and it does feel like there is um this pull in the market. Um and you know I I still am getting a lot of questions from people about uh gold and bitcoin and the fact that gold is up 50% year to date. Bitcoin’s up 33. If you go back a year right obviously bitcoin is double the performance of gold. You go back five years Bitcoin is 10x the value of gold uh or appreciation of gold. Um, but I do think that there is this like shortterm momentum focus, especially on Wall Street, of like this year gold is outperforming. Should I buy gold instead of Bitcoin? How do you think about like looking at short-term momentum versus maybe the longer term trends where Bitcoin’s really been outperforming?

Jeff Park: I think both are durable allocations investors must have and there are distinct advantages and disadvantages to both. But in 2025, the idea of having store of value in your portfolio that isn’t dollar denominated is a key story. Even in most financial crisis in the past, what you saw was generally the dollar strengthened and investors flight to safety included dollar-based assets and wanting to save money with US bonds. And that paradigm has fundamentally changed. I don’t think people are looking for dollar denominated assets. That’s that’s why gold is actually so powerful and its outperformance and noticeable by even Americans. Um and Bitcoin I think is part of that narrative. The difference there being that Bitcoin still hasn’t found institutional flow the way gold has. uh but you know institutional flows can just mean different things for retail investors finding allocations for gold is to be honest with you very hard to store right I know it’s easy to buy GLD the ticker and have allocation to gold price but one of the things people have called on for years even the most dieh hard gold bugs is that GLD is not gold because it’s an IOU that once you feel like you need it at the exact moment of its tail risk it may not be actually available and it could just evaporate and in that sense that challenges the idea of custody right the idea of self-custodial ownership to which anyone who owns Bitcoin I think will find that aspect much easier to do of course there’s still the Bitcoin ETF that is a parallel comparison to GLD but it’s much easier to buy Bitcoin in store than actually buying bullions and trying to find a safe box and put it through and hope you don’t get robbed so so I do think eventually like people will see there are different benefits to Bitcoin too where it’s actually pretty useful from like a velocity of transaction and velocity of transfer perspective. I think institutions once they see that will also find this to be a much more efficient way to actually store wealth and we’re just at the very very early innings of that story. Uh so gold success is good for Bitcoin. I I have always shared with people that we must root for some success of gold to the outcome that we’re driving about self- sovereignty and then the journey advances once people realize that there’s different trade-offs to which Bitcoin can outperform even gold and I think what we’re seeing is is more of that migration across the the the mass population psyche.

Anthony Pompliano: You you know something uh I said to a friend that I never thought about before. Everyone always thinks about, you know, Bitcoin is growing and gold is siphoning some of the capital flows from Bitcoin into gold uh central banks and all this stuff. But if you think about the opposite way, if gold is at $4,000 an ounce, imagine if Bitcoin didn’t exist, it’d be at I don’t know 10, right? Or some, you know, some big and now again the market caps and so maybe you’d say, “Oh, actually it only be at 4,500 or what.” But just like the fact that you have the fracturing, it’s not just about the pure market cap of spot bitcoin. You then also on top of that have the bitcoin treasury companies. You have all of the private companies associated with bitcoin where capital has gone to get exposure to bitcoin indirectly. Like you start to like stack all this up and you’re like gold may actually be like $8 to $10,000 an ounce if bitcoin didn’t exist. What do you think?

Jeff Park: All roads lead to bitcoin right in my opinion. That’s why people also have said you know within the crypto vc industry like all coins have been you know on the margin great because at some level those who find success in all coins eventually allocate some portion back to Bitcoin regardless. wealth creation leads to Bitcoin as part of the denominator. And so in some sense, gold is also an altcoin in my opinion because those who make money on gold, especially the young people, will eventually look to diversify. And the correlation will not be perfect. And so if you made a ton of money in gold, you have the higher chance of winning allocation from that pocket of money to invest in Bitcoin than from Nvidia or from French government bonds or anything else. So actually that kind of diversification outside of gold is probably a pretty meaningful trend we’ll see. That’s why when Tether also launched the product for where there’s performance dictated by Bitcoin and gold performance uh in the in as as one of the first products they’re going to institutional investors with. um that that shows you already the interplay that’s possible by kind of widening the mode of people to invest capital into a pool of asset where you’re actually being kind of Trojan horse bitcoin exposure in the back end.

Anthony Pompliano: Mhm. Yeah, it’s pretty interesting how I mean tether what they have xAULT I think is uh their gold uh backed token and then um then caner launched this like gold and uh bitcoin thing. Um, gold is an altcoin for Bitcoin.

Jeff Park: Yeah, I like I kind of like that.

Anthony Pompliano: I don’t know if a lot of the gold bugs are going to like that, but to your point, especially young people, like Yeah, it does make sense.

Jeff Park: Absolutely. And that’s why I think um one of one of the just challenging things with Bitcoin right now is when the volatility is low, young people are not interested. Young people really do like momentum and they like volatility. Uh and as much as we talk about Bitcoin the virtues at the end of the day people want to own things that they feel excited by and things that represent kind of their investing style and you can’t deny that momentum and volatility embracing is the most important thing for which I think gold has succeeded. Gold’s volatility is higher now and momentum has been great and so it has become a bit of a substitute good for that but at the end of the day Bitcoin will try and fall because the definitional construct of it scarcity means that there will be higher volatility in the future.

Anthony Pompliano: Uh Paul Tudor Jones was very bullish as I mentioned uh but he said it feels like 1999 uh just not the end. He kind of felt like we’re in the middle of it. Um you I think have a different view as to like 1999 and the feeling of the euphoria and excitement that people have in the market right now. Explain it.

Jeff Park: Yeah. Yeah. Um by the way Jones has been a Bitcoin bull for a long time and I think long term he understands the exact Bitcoin thesis. Uh at the same time, um it’s hard for me these days to dispassionately remove the Bitcoin narrative from stock market valuation at some level because I think they are more correlated than people wanted to be. Uh so the first dimension really is recognizing that we’re in a totally different public versus private sector investment scheme. In 1999 um the US GDP was growing uh on the back of del global globalization as a trend and the debt to GDP ratio was around 40%. It’s a healthy market to grow into right now it’s 120%. We’re over one right uh so that’s very different. And then two, from a fiscal deficit perspective, we obviously know we’re now in a deficit where in 1999 we were actually a net saver. Even though the current account deficit was starting to grow because of the federal surplus, it was still actually a saver economy, which is unimaginable to even think about for most young people today. So that backdrop is already really different. It means that the role of the private economy had been a larger presence in 1999 than I think now in 2025 where most of the kind of financialization of the markets we’re seeing is really driven by sovereign flows. Um so so in that sense this overvaluation and the stretch of is is not just coming from I think the private sector and uh individual investors. It’s really coming from institutional flows and there’s not a more prime example to share on that beyond the fact that the US government is proactively taking stakes in public companies here in this country at this moment. It’s there’s more than five now, right? And Intel was the first kind

Anthony Pompliano: Only 10% only 10%.

Jeff Park: Only 10%. So, you know, capitalism is still very much alive. Um but but but to me like that is a that is that is so incomparable to 1999 as a construct and uh on the political front what was happening in 1999 too was like again the the beginnings of globalization right China was not part of the WTO yet. In fact the euro currency actually was not really adopted in 1999 either. It would actually take a few more years. I believe it was 2002 when the euro actually was put in the hands of the people and in 1999 the idea was introduced as an accounting principle. So this is a pre-Euro, pre-China WTO, pre- Eastern Europe being part of the Eurozone world to which now we’ve shown all of that has not worked and it’s totally being unwound to this particular moment where I think all of this just shows you like there there’s there’s many other things that are happening at the at the at the global level that we have to take into account.

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Anthony Pompliano: When you think about um kind of capital flows in general, one thing that I think people look at is look at like M2 money supply. I think they’ll look at what central banks themselves are doing in terms of putting things on their balance sheets. Um I think that there’s now starting to become an understanding of stable coin or bitcoin or kind like onchain type uh capital flows. What else do you pay attention to that you think are really kind of uh insightful data points when really understanding, you know, where is the money, where is it going, and what does that tell us about financial assets?

Jeff Park: I think global liquidity is like a bit of a catch-all phrase to include a lot of things people are paying attention to looking at. Um, for me, I definitely pay attention to the construct outside of the western paradigm. So, like looking in towards China and what they’re doing with their liquidity machine is pretty important. And on that point, the biggest driver of liquidity this year has been China, right? Their M1 liquidity actually has increased tremendously this year. And they are on now a pretty well documented plan, right? They’re actually cutting down the over supply of of of all their industrial output. They’re actually trying to bring consumption back a little bit. Uh invest in the private sector the correct way. And so you’ve seen actually Chinese equities react to it. So like M1 liquidity injection by China is very real. And that I think is the headline story of 2025. Um beyond that you know credit creation also happens based on these like funding based liquidity models that I think is really important. Um so in the past it used to be that people would look at debt to GDP ratio as a way to understand the health of the global macroeconomy. But folks like Michael Howell have come out and said actually that’s the wrong metric. What you really need to focus on is the GDP to liquidity ratio because liquidity itself represents the duration of refinancing risk that is now being uh more kind of meticulously challenged by kind of the over supply of global debt. So it’s not important to just think about kind of GDP as a static measure. It’s like how much debt is there and actually like how frequently do you have to refinance that because every refinancing is is an event risk. Mh. So funding based liquidity models are really important. So to to that extent looking at not just like VIX for equities index fall but looking at rates fall is huge because rates fall is the thing that is applied on the collateral haircut levels that cause liquidity issues. So anytime there’s like a market shock and it’s not driven by like something um really secular at the level but something being broken in the financial system then you’ll see it arise out of that funding based liquidity lever. So I think there’s a lot to observe there. And then the third I would add is um the amount of shadow money creation in general. The the the private credit sector as a whole I think is something um we all must pay attention to both in China but also here in the US. And you hear a little bit about how oh US economy is doing well because you know earnings are growing but also corporate credit spreads have narrowed and so that must mean that the health of the US economy is a lot stronger. You know I have a different view on that. My different view is that there’s an absolute return level that credit investors at the corporate level seek to clear the hurdle to put allocations for. There’s an absolute number. It’s actually not a spread number. There’s an absolute spread. I need to hit my bogey of like eight or nine. Well, when the US interest rate itself is giving you four and a half, right? Like the US is already giving you a lot of that kind of bogey. So what you what that means is actually if you’re not investing on a spreadbased level but an absolute level you have more room to compress on the credit side because the totality of it is actually still the same number. It’s just that the US is taking a greater chunk of that credit risk in that construct as a percentage. But man, how symbolic is that to the conversation we were just having from the beginning where the sovereign risk is becoming the risk in which all of these things are weaponizing the economy where I think everything about the financial system today is like a wartime economy construct than like a peacetime economy construct. So this idea of even having compressed corporate credit spread to support the US’s economic might to continue exporting its financial might like that that that is kind of like all related at some level as to why we think the US economy is very healthy. It’s just driven by kind of US sovereigns.

Anthony Pompliano: It’s fascinating to uh to kind of just think through um the western versus eastern viewpoint and how much of the conversation in the modalities that we get information you know X maybe being the biggest one is just so western centric but then you know China liquidity actually matters quite a bit

Jeff Park: It does it does so funny you know there was token 249 in Singapore and Korea blockchain week and the crypto community the prior week and so everyone is now back in the US after that and I’ve now gotten so many pings about how people uh are are sharing. Man, Asia is so wonderful. It’s like so clean. Like the Singapore airport is a modern marvel. Like it is

Anthony Pompliano: Singapore is pretty crazy when you go.

Jeff Park: It is. It is. You can’t you can’t discount that. Um, and but but they’ll say it like in ways to put kind of the eastern economies like in a bit of a pedestal like oh my god Chinese like the things are producing how incredible the bridge that I’m that I’m telling you like and and and and they they say it as if that also feels like it’s an opportunity for them like oh yeah I’m just going to go live in Singapore now or China. I’m just going to leave the US like I’m going to leave this dump. Uh, and the funny thing I find about all this as a as as an Asian person who’s lived in both sides of the water is this realization that the crypto bros don’t know that you can’t actually live in these countries and find acceptance because Asia by most levels of its social kind of societal foundation is pretty protectionist. Like I don’t want to say Asians are racist but there is a level of homogeneity for which the entire social hierarchy is built on. So, like, yeah, Japan’s clean and it’s great, but guess what? Like, you will never be accepted as an expat into Japan ever. So, so turn that back around. Like, this is the greatest virtue of this country as America. Like, yes, maybe there are problems with like our infrastructure. And yes, like I hate riding the subway here every day. It’s a pain in the ass, but you know what? Like, anyone can actually still come here and make their work count and belong. And you might think that the shiny things that they’re building in Asia is great, but by no means is that an invitation for you to actually come live there, at least for now. Uh so so I think that’s why we still have to continue to root for us exporting its culture as part of a global superpower.

Anthony Pompliano: Let’s talk real quick. Uh ICE and uh Poly Market announced a a pretty big deal. Uh ICE is going to invest uh $2 billion at a $9 billion post money valuation in Poly Market. Um I mean prediction markets are here. Like this is real obviously. What is your take on uh the old guard partnering with the new guard rather than just taking it on the chin and getting disrupted?

Jeff Park: There’s so many ways to take this conversation, but the TLDDR is I’m here for it. I love it. I absolutely love it. I have been sharing with folks that we must learn how to invest in a professional way that might also be called professional gambling. And professional gambling really sounds like a negative word, but I really mean it when I say just like you have to understand accounting and mortgage math and how to save money and how interest works and you must also learn how to bet in life because betting is actually a probabilistic exercise that is so good for you outside of just the monetary outcome. It really helps you think about the world in a in a in a lens that helps you understand the ambiguities that exist across a spectrum of outcomes that the world is quite gray and never black and white. So, so the the readiness of Polymarket being a part of our financial infrastructure is showing you a big mega trend which is financial information is becoming actually news information which means if you want the world to be less divided about having political opinions that appear black and white, you need to start financializing it and then see the greyness of the news items to which people can make smart, educated, probabilistic bets and expressions. of of their ideologies. And so it’s it’s it’s really a wonderful thing. I I think that it shows you that uh that that ICE is also going to become at some level maybe a media company. I mean, imagine that, right? It kind of it looks like an infrastructure play, but you know, if you ask Shane, Shane will say Polymarket is first and foremost also a media company in the ways that they’re a source of truth and being the oracle of the world’s biggest information market. Mhm. And in that sense, the convergence of finance and information is happening. Mhm. And at the center of that is that reality that data is kind of the last frontier of colonization. That’s all we have left. You and I have valuable data. It’s the one thing we can empower ourselves to find productivity in. What can you do about it that’s not going to be consumed by the fangs of the world that you get to own and exercise the right to earn an income off? I think polymarket and the way you can bet on information is an incredibly useful tool at the individual level. Um and and we should really kind of usher in that era for for uh everyone’s possibilities to participate in that market. The other thing I will add is there’s been a long growing trend of actually the CFTC um becoming a little bit more retail centric at some level too. And you see that through the lens of the CME because CME once upon a time you would have known is just an institutional trading exchange for big boys right it’s not a place for like retail investors to go trade but over time the stance has changed a little bit you saw it when for instance the CMA group launched these micro futures contract called Bitcoin Friday futures which they coined as BFF as a little moniker to be your Bitcoin’s best friend or whatever forever friend Um and and and and then you saw their recent partnership with FanDuel as well to kind of bring in more uh professional gambling into the arena of like business. Uh and and and you’re seeing that like happen. So so so this idea of like retail financializing uh betting markets is not just like a retail story. It’s actually an institutional story too. And the lines again are becoming very blurry. Uh and I think that trend is pretty inevitable at this point.

Anthony Pompliano: I think that um the prediction markets are now people are starting to understand the financial component. Um if you go back to February when we announced the uh partnership we did with X, one of the big things in there was like the prediction markets should be incorporated into the news. And I am shocked like you hear it every once in a while elections or something, right? But how many people go and buy Tesla stock based on a belief that they’re going to hit or miss delivery numbers? Why not just bet on that one thing? And why not talk about are they going to hit it or not? Not based on Wall Street analysts. What is the market saying?

Jeff Park: Right.

Anthony Pompliano: Right. Like that is so much more powerful.

Jeff Park: Totally. Poly market now I think uh sends out weekly this like u newsletter which shows you their um most active markets. And I look at that newsletter because to me it shows you what are the news items people are focused on. It’s actually a great filtering mechanism because it’s showing you there’s economic activities around the things that have attention. And so rather than going to the New York Times where you’re looking at like a curated list of stories, someone’s telling you these are the things you should be reading. Here’s Poly Market just literally saying these are the most active markets. Therefore, it must be the most interesting market. Not just because people are focused, but because they have views and spreads. And what’s more interesting than an arbitrage that comes from there being a spread in a market. So I absolutely believe that the information market becoming financialized is actually a pretty decentralized way of pushing forward what people care about the most without there being an intermediary. And then the other thing on top again like professional gambling is such a life skill. like knowing how to play poker, knowing how to sports bet, knowing how to do parlay bets are important things. Uh and and we shouldn’t we shouldn’t make it criminal and we definitely shouldn’t kind of look down upon that as like an activity that is beneath anybody because it’s actually just a huge unlock for how people think. Um you recommended a book to me some time ago by um Billy Walters.

Anthony Pompliano: Oh goat.

Jeff Park: which I would also recommend to anyone here listening to give it a read. Uh it’s it’s the secret life of gambler in the ways that you get to experience all the highs and lows of an addiction that could also be used into something pretty productive. And it’s his whole, you know, autobiography, right? Yeah. And there’s a quote um that he shares that I think is really important to kind of cement in all our in our minds, which is that um the harder you work, the luckier you got. And I think there’s nothing more emblematic than what polymarket can do for the average person. The harder you work, the harder you try to get information, these markets are generally full of opportunities because information is in itself not something that is um that’s obvious how to price.

Anthony Pompliano: Yeah. Listen, I uh I’m very excited about it. Billy Walls must be having a field day with prediction markets if he’s out there still. Um thank you very much for doing this. We’ll do it again next week.

Jeff Park: Let’s do it.

IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that has been filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

press@procapfinancial.com

Dan Nash
IR@ColumbusCircleCap.com

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